SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 2, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 29, 2008

Date, time and place: August 29, 2008 at 8:30 a.m., at the registered office of the Corporation located at Av. Jurandir, 856, Lote 04, 1st floor, Jardim Ceci, in the City and State of São Paulo. Notice: The meeting was called according to the annual schedule of Board meetings previously approved by the directors. Quorum: All members of the Board of Directors were in attendance. Chair: Maria Cláudia Oliveira Amaro – Chairman, and Flávia Turci – Secretary. Agenda and Resolutions: The Chief Executive Officer and the Chief Financial and Investor Relations Officer informed that the shareholders TAM Empreendimentos e Participações S. A. and Amaro & Aviation Participações S.A. had amended their requests for conversion of common shares into preferred shares submitted to the Board at a meeting held on May 30, 2008. According to such amended requests: (i) TAM Empreendimentos e Participações S.A. requests the conversion of 5,758,143 (five million seven hundred fifty-eight thousand one hundred forty-three) of its fully paid in common shares into 5,758,143 (five million seven hundred fifty-eight thousand one hundred forty-three) preferred shares, and (ii) Amaro & Aviation S.A. requests the conversion of 3,838,763 (three million eight hundred thirty-eight thousand seven hundred sixty-three) of its of its fully paid in common shares into 3,838,763 (three million eight hundred thirty-eight thousand seven hundred sixty-three) preferred shares. At a meeting held on August 28, 2008, the Board of Executive Officers accepted and approved the amended requests for conversion of shares and now submits such requests to the Board of Directors for ratification, pursuant to Section 8, Paragraph 2 of the Bylaws of the Corporation. The directors Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and Marcos Adolfo Tadeu Senamo Amaro having abstained from voting, in light of the provision in Section 156 of Law No. 6,404/76, the Board ratified the conversion of common shares into preferred shares as per said amended requests, to wit: (i) 5,758,143 (five million seven hundred fifty-eight thousand one hundred forty-three) fully paid in common shares owned by TAM Empreendimentos e Participações S.A. were converted into 5,758,143 (five million seven hundred fifty-eight thousand one hundred forty-three) preferred shares, and (ii) 3,838,763 (three million eight hundred thirty-eight thousand seven hundred sixty-three) fully paid in common shares owned by Amaro & Aviation S.A. were converted into 3,838,763 (three million eight hundred thirty-eight thousand seven hundred sixty-three) preferred shares. By virtue of the conversions ratified herein, the Board decided to call a special meeting of the shareholders of the Corporation to amend Section 5 and to strike out Paragraph 2 of Section 8 of the Bylaws of the Corporation, the first notice for such meeting to published within no more than 5 (five) days from the date hereof. 2) By a unanimous vote, the Board approved the exercise of certain stock options as follows: (i) as requested by Mr. Armando Lucente Filho, for the purchase of 22,179 (twenty-two thousand one hundred seventy-nine) shares on account of his retirement on August 1, 2008 and with respect only to the First Award made under the Corporation's Stock Option Plan, provided, further, that treasury shares will be used to meet this request; (ii) as requested by Mr. Roberto Hobeika, for the purchase of 15,895 (fifteen thousand eight hundred ninety-five) shares on account of his termination on May 5, 2008 and with respect only to the First Award made under the Corporation's Stock Option Plan, provided, further, that treasury shares will be used to meet this request; and (iii) as requested by Mr. Marcelo Rodrigues, for the purchase of 15,895 (fifteen thousand eight hundred ninety-five) shares on account of his termination on August 19, 2008 and with respect only to the First Award made under the Corporation's Stock Option Plan, provided, further, that treasury shares will be used to meet this request. 3) By a unanimous vote, the Board approved the issuance by the Corporation of a guarantee as provided in a certain Deed of Guarantee, as well as all other documentation related to such guarantee, in connection with a certain Lease Agreement for one Airbus A330-223 aircraft, manufacturer serial number 949, Brazilian registration marks PT-MVO, to be entered into by and between TMF Interlease Aviation II, as lessor, and the Corporation, as lessee. 4) The directors in attendance submitted to the meeting the financial and market results through July 2008 and the projections for August. Closing: As there was no more business to be transacted, the proceedings were closed and these minutes were drafted in summary form and then read and executed by all present. São Paulo, August 29, 2008. Chairman: Maria Cláudia Oliveira Amaro; Secretary: Flávia Turci. Directors: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Pedro Pullen Parente, Waldemar Verdi Júnior, Alexandre Silva and Marcos Adolfo Tadeu Senamo Amaro. This is a true copy of the minutes recorded in the proper book.

/s/ Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.